LION COPPER AND GOLD CORP. FILES TECHNICAL REPORT ON SEDAR
FOR MINERAL RESOURCE ESTIMATE ON THE MACARTHUR COPPER
PROJECT

February 25, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", the "Company",) (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that further to its news release dated January 13, 2022, it has filed on SEDAR a National Instrument 43-101 Technical Report ("NI 43-101") for the Company's MacArthur Copper Project located in Mason Valley, Nevada.

The NI 43-101 technical report is entitled "Mineral Resource Estimate for the MacArthur Copper Project, Mason Valley, Nevada, USA" (the "Technical Report") and is dated February 25, 2022 with an effective date of January 13, 2022. The Technical Report was prepared pursuant to NI 43-101 by Mr. Herbert E. Welhener, MMSA-QPM, of Independent Mining Consultants, Inc., Mr. Jeffrey Woods, MMSA QP, and Mr. Steven Dischler, PE. The Technical Report is available on Lion CG's SEDAR profile at www.sedar.com and is available on Lion CG's website at www.lioncg.com.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Project in Montana, USA.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Some statements contained in this news release or documents referenced in this news release are forward-looking statements. These statements are identified by words such as "believes", "anticipates", "intends", "has the potential", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, such forward looking statements include the mineral resource estimates that are based on assumptions and may not reflect actual future results, or statements that the resource may be expanded following recommended future exploration work on the MacArthur project. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.